Emgold Mining Corporation

(An Exploration Stage Company)

Consolidated Financial Statements

For the Years Ended 31 December 2012 and 2011

Stated in United States Dollars

Table of Contents

Management’s Responsibility		i
Independent Auditors’ Report		ii
Consolidated Statement of Financial Position		1
Consolidated Statement of Comprehensive Loss		2
Consolidated Statement of Changes in Equity		3
Consolidated Statement of Cash Flows		5
Notes to Consolidated Financial Statements
1)	Nature of operations and going concern	6
2)	Basis of preparation – Statement of Compliance	6
3)	Summary of significant accounting policies	7
4)	Critical judgments in applying accounting policies	14
5)	Accounting standards issued but not yet effective	16
6)	Financial instruments and risk management	18
7)	Marketable securities	19
8)	Property and equipment	20
9)	Exploration and evaluation assets	21
10)	Share capital	25
11)	Related party transactions	30
12)	Segmented disclosure	31
13)	Capital disclosures	31
14)	Deferred taxes	32
15)	Contingent liability	34
16)	Subsequent events	34

Management’s Responsibility

To the Shareholders of Emgold Mining Corporation:

Management is responsible for the preparation and presentation of the accompanying Consolidated Financial Statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and the Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities. The Board fulfills these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and external auditors. The Audit Committee has the responsibility of meeting with management, and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of Emgold’s external auditors.

We draw attention to Note 1 in the consolidated financial statements which indicates the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

MNP LLP, an independent firm of Chartered Accountants, is appointed by the shareholders to audit the consolidated financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

30 April 2013

“David Watkinson”	“Grant T. Smith”
David Watkinson, President & CEO	Grant T. Smith, CFO

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Independent Auditors’ Report

To the Shareholders of Emgold Mining Corporation:

We have audited the accompanying consolidated financial statements of Emgold Mining Corporation and its subsidiaries, which comprise the consolidated statement of financial position as at December 31, 2012 and the consolidated statements of comprehensive loss, changes in equity, and cash flows for the year then ended and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Emgold Mining Corporation and its subsidiaries as at December 31, 2012, and the results of their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the IASB.

Emphasis of Matter
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matter
The financial statements of Emgold Mining Corporation for the year ended December 31, 2011, were audited by another auditor who expressed an unqualified (unmodified) opinion on those statements on April 19, 2012.

April 30, 2013 Vancouver, British Columbia	Chartered Accountants

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Emgold Mining Corporation	Statement 1
US Dollars

Consolidated Statement of Financial Position
		As at
	Note	31 December 2012	31 December 2011
Assets
Current Assets
Cash and cash equivalents		$62,053	$965,102
Amounts receivable		85,178	79,225
Due from related parties	(11)	-	28,531
Prepaid amounts and deposits		34,908	42,966
		182,139	1,115,824
Non-current Assets
Reclamation bonds		21,216	11,932
Marketable securities	(7)	-	17,071
Property and equipment	(8)	10,307	18,176
Exploration and evaluation assets	(9)	1,464,274	1,035,163
		$1,677,936	$2,198,166
Liabilities
Current Liabilities
Accounts payable and accrued liabilities		$706,137	$303,019
Due to related parties	(11)	388,519	160,965
Warrant liability – current portion	(10)	10,815	-
		1,105,471	463,984
Non-current Liabilities
Warrant liability	(10)	19,596	1,079,253
		1,125,067	1,543,237
Equity
Share capital	(10)	43,390,203	42,817,739
Share purchase warrants	(10)	686,349	1,219,617
Contributed surplus	(10)	7,035,197	6,800,722
Deficit		(50,558,880)	(50,183,149)
		552,869	654,929
		$1,677,936	$2,198,166

Nature of operations and going concern	(1)	Capital disclosures	(13)
Basis of preparation - Statement of Compliance	(2)	Income taxes	(14)
Related parties	(11)	Contingent liability	(15)
Segmented disclosure	(12)	Subsequent events	(16)

The consolidated financial statements were approved by the Board of Directors on 30 April 2013 and were signed on its behalf by:

“David Watkinson”	“Andrew MacRitchie”
David Watkinson, Director	Andrew MacRitchie, Director

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Emgold Mining Corporation	Statement 2
US Dollars

Consolidated Statement of Comprehensive Loss
		Year ended	Year ended
	Note	31 December 2012	31 December 2011
Expenses
Exploration and evaluation
Resource property expense	(9)	$1,145,129	$1,293,974
Stock-based compensation	(10)	42,200	13,166

General and administrative
Salaries and benefits		159,679	213,358
Shareholder communications		128,043	62,202
Office and administration		110,071	90,011
Stock-based compensation	(10)	88,501	45,812
Management and consulting fees		99,047	42,634
Professional fees		85,659	175,381
Insurance		17,244	-
Amortization		10,925	14,478
Listing and filing fees		3,025	-
Travel		1,688	-
Banking costs		1,088	-

Other (income) loss
Realized (gain) on sale of marketable securities		(3,311)	-
Gain on sale of equipment		(3,850)	(1,000)
Foreign exchange (gain)		(17,309)	(40,297)
Unrealized (gain) loss on warranty liability		(1,492,098)	379,336
Unrealized loss (gain) on marketable securities		-	49,005
Net Loss and Comprehensive Loss		$(375,731)	$(2,338,060)
Net Loss per Common Share – Basic and Diluted		$(0.01)	$(0.06)
Weighted Average Number of Shares Outstanding		59,089,573	40,189,279

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Emgold Mining Corporation	Statement 3A
US Dollars

Consolidated Statement of Changes in Equity for the Year Ended 31 December 2011
	Shares	Amount	Warrants	Amount	Options	Amount	Deficit	Shareholders’ Equity
Balance 01 January 2011	38,552,444	$41,490,268	21,315,017	$1,271,008	3,113,998	$6,629,389	$(47,845,089)	$1,545,576
Stock based compensation	-	-	-	-	-	58,978	-	58,978
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(380,185)	(380,185)
Balance 31 March 2011	38,552,444	$41,490,268	21,315,017	$1,271,008	3,113,998	$6,688,367	$(48,225,274)	$1,224,369
Warrants expired, unexercised	-	-	(511,500)	(48,520)	-	48,520	-	-
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(412,693)	(412,693)
Balance 30 June 2011	38,552,444	$41,490,268	20,803,517	$1,222,488	3,113,998	$6,736,887	$(48,637,967)	$811,676
Share subscriptions	-	212,541	-	-	-	-	-	212,541
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(689,679)	(689,679)
Balance 30 September 2011	38,552,444	$41,702,809	20,803,517	$1,222,488	3,113,998	$6,736,887	$(49,327,646)	$334,538
Shares issued for property	106,290	13,341	-	-	-	-	-	13,341
Subscription shares	-	(212,541)	-	-	-	-	-	(212,541)
Private placements, less share issue costs	20,055,770	1,314,130	18,054,884	60,964	-	-	-	1,375,094
Warrants expired, unexercised	-	-	(350,000)	(63,835)	-	63,835	-	-
Options expired	-	-	-	-	(65,500)	-	-	-
Options cancelled and forfeited	-	-	-	-	(175,833)	-	-	-
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(855,503)	(855,503)
Balance 31 December 2011	58,714,504	$42,817,739	38,508,401	$1,219,617	2,872,665	$6,800,722	$(50,183,149)	$654,929

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Emgold Mining Corporation	Statement 3B
US Dollars

Statement of Changes in Equity for the Year Ended 31 December 2012
	Shares	Amount	Warrants	Amount	Options	Amount	Deficit	Shareholder Equity
Balance 01 January 2012	58,714,504	$42,817,739	38,508,401	$1,219,617	2,872,665	$6,800,722	$(50,183,149)	$654,929
Shares issued for property	100,000	10,000	-	-	-	-	-	10,000
Net loss and comprehensive gain for the period	-	-	-	-	-	-	24,437	24,437
Balance 31 March 2012	58,814,504	$42,827,739	38,508,401	$1,219,617	2,872,665	$6,800,722	$(50,158,712)	$689,366
Warrants expired, unexercised	-	-	(3,192,000)	(21,146)		21,146	-	-
Stock based compensation	-	-	-	-	2,700,000	158,172	-	158,172
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(516,751)	(516,751)
Balance 30 June 2012	58,814,504	$42,827,739	35,316,401	$1,198,471	5,572,665	$6,980,040	$(50,675,463)	$330,787
Warrants exercised	70,000	7,000						7,000
Fair value of warrants exercised	-	203	(70,000)	(203)	-	-	-	-
Warrants expired, unexercised	-	-	(112,000)	(4,246)	-	4,246	-	-
Share subscriptions	-	114,289	-	-	-	-	-	114,289
Stock based compensation	-	-	-	-	-	13,413	-	13,413
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(406,122)	(406,122)
Balance 30 September 2012	58,884,504	$42,949,231	35,134,401	$1,194,022	5,572,665	$6,997,699	$(51,081,585)	$59,367
Private placement issuances	6,642,857	452,041	3,321,428	-	-	-	-	452,041
Warrants exercised	1,124,101	112,410	-	-	-	-	-	112,410
Fair value of warrants exercised	-	3,260	(1,124,101)	(3,260)	-	-	-	-
Fair value of warrants re-priced	-	-	-	(424,807)	-	-	-	(424,807)
Share issuance costs	-	(12,450)	-	-	-	-	-	(12,450)
Options expired	-	-	-	-	(603,000)	-	-	-
Warrants expired	-	-	(1,835,944)	(79,606)	-	79,606	-	-
Share subscriptions	-	(114,289)	-	-	-	-	-	(114,289)
Share based compensation	-	-	-	-	-	(42,108)	-	(42,108)
Net income and comprehensive income for the period	-	-	-	-	-	-	522,705	522,705
Balance 31 December 2012	66,651,462	$43,390,203	35,495,784	$686,349	4,969,665	$7,035,197	$(50,558,880)	$552,869

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Emgold Mining Corporation	Statement 4
US Dollars

Consolidated Statement of Cash Flows
	Year Ended	Year Ended
	31 December 2012	31 December 2011
Operating Activities
Loss for the Year	$(375,731)	$(2,338,060)
Items not Affecting Cash
Stock-based compensation	130,701	58,978
Amortization	10,925	14,478
Effect of currency translation	(1,066)	(10,791)
Gain on sale of equipment	(3,850)	(1,000)
Realized / unrealized loss on marketable securities	6,831	49,005
Unrealized (gain) loss on warranty liability	(1,492,098)	379,336
	$(1,724,288)	$(1,848,054)
Net Change in Non-cash Working Capital
Accounts receivable	(5,953)	(65,989)
Prepaid expenses and deposits	8,058	9,226
Accounts payable and accrued liabilities	403,118	(25,037)
Due to/from related parties	256,085	12,905
	$(1,062,980)	$(1,916,949)
Investing Activities
Proceeds from sale of marketable securities	10,240	-
Proceeds from sale of equipment	3,850	1,000
Acquisition of property	(3,056)	-
Purchase of reclamation deposit	(9,500)	-
Resource property expenditures	(419,053)	-
	$(417,519)	$1,000
Financing Activities
Proceeds from share issuances	589,900	1,963,556
Share issuance costs	(12,450)	-
	$577,450	$1,963,556
Net Increase (Decrease) in Cash	(903,049)	47,607
Cash position – beginning of year	965,102	917,495
Cash Position – End of Year	$62,053	$965,102
Supplementary Disclosure
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-
Fair value transfer on warrant expiry	$104,998	$112,355
Fair value transfer on warrant exercise	$3,463	$-
Shares issued for mineral property	$10,000	$13,341

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

1)	Nature of operations and going concern

Emgold Mining Corporation (“the Company”) is incorporated under the British Columbia Corporations Act and the principal place of business is located at 1010 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) and the OTCQX.

These consolidated financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations.

There are several adverse conditions that cast significant doubt upon the soundness of this assumption. The Company has negative working capital, has incurred operating losses since inception, has no source of revenue, is unable to self-finance operations and has significant on-going cash requirements to meet its overhead and maintain its mineral interests. Further, the business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of exploration and evaluation assets is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

For the Company to continue to operate as a going concern it must obtain additional financing; although the Company has been successful in the past at raising funds, there can be no assurance that this will continue in the future.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used and such adjustments could be material.

Rounded (‘000’s)	31 December 2012	31 December 2011
Working capital	$(923,000)	$652,000
Accumulated deficit	$(50,559,000)	$(50,183,000)

2)	Basis of preparation – Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS and related IFRS Interpretations Committee (“IFRIC’s”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments (note 3) at fair value through profit and loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies set out were consistently applied to all the periods presented unless otherwise noted below. The preparation of consolidated financial statements in accordance with IAS 1 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the revision affects both current and future periods.

The functional and reporting currency of the Company is the United States dollar.

3)	Summary of significant accounting policies

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The Company's principal accounting policies are outlined below:

a)	Basis of presentation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

•	Idaho-Maryland Mining Corporation
•	Emgold (US) Corp.
•	Golden Bear Ceramics Company

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated.

Non-controlling interest in the net assets of consolidated subsidiaries are identified separately from the Company’s equity. Non-controlling interest consists of the non-controlling interest at the date of the original business combination plus the non-controlling interest’s share of changes in equity since the date of acquisition. The Company has no non-controlling interests.

b)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

If the Company's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders' proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

c)	Foreign currency

These consolidated financial statements are presented in United States dollars (“$”), which is the Company’s functional and presentation currency. References to CDN$ represent Canadian dollars. The functional currency for the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates which is United States dollars. Transactions entered into by the Company’s subsidiary in a currency other than the currency of the primary economic environment in which it operates (its "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and depletion which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of loss and comprehensive loss.

Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the consolidated statements of comprehensive loss. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in the consolidated statement of loss and comprehensive loss. Non-monetary assets and liabilities are translated using historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value is determined.

d)	Measurement uncertainty

The preparation of these consolidated financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company’s key estimates relate to the valuation and estimated useful lives of equipment, the measurement of stock-based compensation, the valuation of warrants, the valuation allowance for deferred tax assets and liabilities, valuation and recoverability of resource properties, and the valuation of shares issued for resource property. Actual results may differ from these estimates.

Depreciation and depletion of property, plant and equipment assets are dependent upon estimates of useful lives and reserve estimates, both of which are determined with the exercise of judgment. The assessment of any impairment of property, plant and equipment is dependent upon estimates of recoverable amounts taking into account factors such as reserves, economic and market conditions and the useful lives of assets. Provisions for environmental rehabilitations are recognised in the period in which they arise and are stated as the fair value of estimated future costs.

The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. These estimates require the extensive use of judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

e)	Share based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The Board of Directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

The fair value of the options is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the period that the options are earned. The fair value is recognized as an expense with a corresponding increase in equity. The amount recognized as expense is adjusted to reflect the number of share options expected to vest.

f)	Financial instruments

All financial instruments must be recognized, initially, at fair value on the consolidated statement of financial position. The Company has classified each financial instrument into the following categories: “fair value through profit or loss,” “loans and receivables,” and “other liabilities.” Subsequent measurement of the financial instruments is based on their respective classification. Unrealized gains and losses on held for trading instruments are recognized in earnings. The other categories of financial instruments are recognized at amortized cost using the effective interest method. The Company had made the following classifications:

Financial Asset or Liability	Category
Cash and cash equivalents	Fair value through profit or loss
Marketable securities	Fair value through profit or loss
Amounts receivable and due from related parties	Loans and receivables
Prepaid amounts and deposits	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Warrant liability	Fair value through profit or loss
Due to related parties	Other liabilities

g)	Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the consolidated statement of comprehensive income (loss) except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current income tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable between the carrying amounts of assets in the consolidated statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities:

•	are generally recognized for all taxable temporary differences;
•
are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and

•	are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets:

•	are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and
•
are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset to be recovered.

h)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting year. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised if in the money and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

i)	Comprehensive profit (loss)

Comprehensive profit (loss) is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net profit such as unrealized gains or losses on available-for-sale investments, gains or losses on certain derivative instruments and foreign currency gains or losses related to self-sustaining operations. The Company's comprehensive profit (loss) is presented in the Consolidated Statements of Comprehensive Profit (Loss) and the Consolidated Statements of Shareholders' Equity.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

j)	Property, plant and equipment

Plant and equipment assets are depreciated using the straight-line method based on estimated useful lives, which generally range from 1 to 5 years. Land is not depreciated.

Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized. Directly attributable expenses incurred for major capital projects and site preparation are capitalized until the asset is brought to a working condition for its intended use. These costs include dismantling and site restoration costs to the extent these are recognized as a provision.

The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate portion of normal overheads.

The costs of day-to-day servicing are recognized in profit or loss as incurred. These costs are more commonly referred to as "maintenance and repairs."

Financing costs directly associated with the construction or acquisition of qualifying assets are capitalized at interest rates relating to loans specifically raised for that purpose, or at the average borrowing rate where the general pool of group borrowings is utilized. Capitalization of borrowing costs ceases when the asset is substantially complete.

The depreciation method, useful life and residual values are assessed annually.

Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Finance leases are recognized at the lower of the fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

Subsequent costs

The cost of replacing part of an item within property, plant and equipment is recognized when the cost is incurred if it is probable that the future economic benefits will flow to the Company and the cost of the item can be measured reliably. All other costs are recognized as an expense as incurred.

Impairment

The Company's tangible and intangible assets are reviewed for an indication of impairment at each statement of financial position date. If indication of impairment exists, the asset's recoverable amount is estimated.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

The recoverable amount is the greater of the asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

k)	Exploration and evaluation

The Company is currently in the exploration stage with all of its mineral interests. Exploration and evaluation costs include the costs of acquiring licenses, costs incurred to explore and evaluate properties, and the fair value, upon acquisition, of mineral properties acquired in a business combination.

Exploration and evaluation expenditures are expensed in the period they are incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Significant property acquisition costs are capitalized only to the extent that such costs can be directly attributed to an area of interest where it is considered likely to be recoverable by future exploitation or sale. Development costs relating to specific properties are capitalized once management has made a development decision.

From time to time, the Company may acquire or dispose of mineral interests pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded in the period that the payments are made or received. The Company does not accrue costs to maintain mineral interests in good standing.

Restoration provisions

The Company recognizes liabilities for legal obligations associated with the reclamation or rehabilitation of mineral property interests that the Company is required to settle. The Company recognizes the fair value of liabilities for such obligations in the year in which they occur or in the year in which a reasonable estimate of such costs can be made. The obligation is recorded as a liability with a corresponding charge to operations. The Company has determined that it has no material restoration obligations as at 31 December 2012.

l)	Impairment Loss

An impairment loss is reversed if there is an indication that there has been a positive change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

m)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

n)	Environmental

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates is capitalized along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

The Company's estimates of reclamation costs could change as a result of changes in regulatory requirements and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the rehabilitation provision. The Company's estimates are reviewed annually for changes in regulatory requirements, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company's estimates of reclamation costs, are charged to profit and loss for the period.

The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of on-going current programs to prevent and control pollution is charged against profit and loss as incurred.

o)	Provisions and decommissioning liabilities

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Decommissioning liabilities include an estimate of the future cost associated with the abandonment and reclamation of property and equipment, discounted to its present value, and capitalized as part of the cost of that asset. The estimated costs are based on the present value of the expenditure expected to be incurred. Changes in the discount rate, estimated timing of decommissioning costs, or cost estimates are dealt with prospectively by recording a change in estimate, and a corresponding adjustment to equipment. The accretion on the decommissioning provision is included in the consolidated statement of comprehensive loss.

Actual expenditures incurred are charged against the decommissioning liability.

p)	Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period.

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

q)	Flow-through shares

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences. A liability is recognized for the premium on the flow-through shares and is subsequently reversed as the Company incurs qualifying Canadian exploration expenses. When flow-through expenditures are renounced to the investors, a portion of the deferred income tax assets that were not recognized in previous years, due to the recording of a deferred tax asset not recognized, are recognized as a recovery of income taxes in the statement of comprehensive loss.

4)	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company’s accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the consolidated financial statements.

a)	Critical judgments in applying accounting policies

Going concern assumption

These consolidated financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations. There are several adverse conditions that cast significant doubt upon the soundness of this assumption. Refer to note 1 for more details.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company and its wholly owned subsidiaries is the US dollar.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

Mineral Properties

The company owns land and surface rights which is part of the Idaho-Maryland property in the amount of $747,219. This land is adjacent to the property which the company leases that expired on February 1, 2013 (see note 16). The company assessed that no impairment was necessary on the land and surface rights that they own as they are still negotiating to extend the lease however if the lease were not extended the land will still be of value as its location is strategic to the operating of the surface mine.

b)	Key sources of estimation uncertainty

Useful life of plant and equipment

As discussed in note 3, the Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the years ended 31 December 2012 and 2011.

Decommissioning liability

The estimated costs are reviewed annually by management including changes in the discount rate, estimated timing of decommissioning costs, or cost estimates.

Share based payments and fair value of warrants

Management assesses the fair value of stock options granted in accordance with the accounting policy stated in note 3. The fair value of stock options granted is measured using the Black-Scholes option valuation model (“BkS”), which was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s stock options have characteristics significantly different from those of traded options, and changes in the highly subjective input assumptions can materially affect the calculated values. The fair value of stock options granted using the BkS do not necessarily provide a reliable measure of the fair value of the Company’s stock option awards. The same model is used by the Company is order to arrive at a fair value for the issuance of warrants.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Exploration and evaluation asset

The Company makes certain estimates and assumptions regarding the recoverability of the carrying values of exploration and evaluation assets. These assumptions are changed when conditions exist that indicate the carrying value may be impaired, at which time an impairment loss is recorded.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

5)	Accounting standards issued but not yet effective

The following accounting standards have been issued by the International Accounting Standards Board (“IASB”) but are not yet effective for the Company; both the effective date and the expected impact are noted, based on the information currently available.

a)	IFRS 7, Financial Instruments: Disclosures

The Standard is effective for annual periods beginning on or after 01 January 2013, with earlier adoption permitted. The Company has not early-adopted the standard and is currently assessing the impact it will have on the consolidated financial statements.

b)	IFRS 9, Financial Instruments

The Standard is effective for annual periods beginning on or after 01 January 2015, with earlier adoption permitted. The standard is the first part of a multi-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. The Company has not early-adopted the standard and is currently assessing the impact it will have on the consolidated financial statements.

c)	IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements” and Standing Interpretation Committee (“SIC”)-12 “Consolidation – Special Purpose Entities,” and is effective for annual periods beginning on or after 01 January 2013. Earlier application is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

d)	IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities-Non – Monetary Contributions by Venturers and is effective for annual periods beginning on or after 01 January 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

e)	IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after 01 January 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

f)	IFRS 13, Fair Value Measurements

IFRS 13 defines fair value, sets out a single IFRS framework for measuring value and requires disclosures about fair value measurements. IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after 01 January 2013. Earlier adoption is permitted. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

g)	Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective 01 July 2012 and may be early adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

h)	IAS 19, Employee Benefits (amended standard)

The amended standard introduces various changes in accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after 01 January 2013. Early adoption is permitted. The amendments to the standard do not impact the Company’s consolidated financial statements.

i)	IAS 27 - Separate financial statements

IAS 27, "Separate financial statements" (IAS 27) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after 01 January 2013. The standard does not impact the consolidated financial statements.

j)	IAS 28, Investments in Associates and Joint Ventures (amended standard)

The standard was updated to incorporate the accounting for joint ventures because the equity method is now applicable to both joint ventures and associates. The disclosure requirements from IAS 28 (as revised in 2003) have been included in IFRS 12.

k)	IAS 32, Financial instruments: Presentation

IAS 32, “Financial Instruments: Presentation” provides further clarity around details relating to the right of set-off and the application of offsetting criteria under certain circumstances. The amendments to IAS 27 are effective for annual periods beginning on or after 01 January 2014. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

l)	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 is a new interpretation on the accounting for waste removal activities. The interpretation considers when and how to account separately for the benefits arising from a stripping activity, as well as how to measure such benefit. The interpretation generally requires that costs from a stripping activity which improve access to ore to be recognized as a non-current asset when certain criteria are met and should be accounted as an addition to the related asset. The Company does not expect the standard to impact its consolidated financial statements.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

6)	Financial instruments and risk management

a)	Financial instrument classification and measurement

Financial instruments of the Company are carried on the Consolidated Statement of Financial Position at amortized cost with the exception of cash, marketable securities and warrant liability, which are carried at fair value. There are no significant differences between the carrying value of financial instruments and their estimated fair values as at 31 December 2012 due to the immediate or short-term maturities of the financial instruments.

The fair value of the Company’s cash and marketable securities are quoted in active markets. The Company classifies the fair value of these transactions according to the following hierarchy:

Level 1 – quoted prices in active markets for identical financial instruments.

Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant and significant value drivers are observable in active markets.

Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s cash and cash equivalents have been assessed using the fair value hierarchy described above and classified as Level 1. The warrant liability has been classified as Level 3.

b)	Fair values of financial assets and liabilities

The Company’s financial instruments include cash and cash equivalents, amounts receivable, due to/from related parties, marketable securities, deposits, accounts payable and accrued liabilities, and warrant liability. At 31 December 2012, the carrying value of cash, marketable securities, and warrant liability is fair value. Amounts receivable, due to/from related parties deposits and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.

c)	Market risk

Market risk is the risk that changes in market prices will affect the Company’s earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

d)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with major banks in Canada, accordingly the Company believes it is not exposed to significant credit risk.

e)	Interest rate risk

Interest rate risk is the risk of losses that arise as a result of changes in contracted interest rates. The Company is nominally exposed to interest rate risk.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

f)	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. To manage this risk the Company maintains only the minimum amount of foreign cash required to fund its on-going exploration expenditures. The Company is not exposed to significant foreign currency risk, as a 5% shift in foreign exchange rates would result in an impact of $2,700. At 31 December 2012 the Company held currency totalling the following:

Rounded (‘000’s)	31 December 2012	31 December 2011
Canadian dollars	$54,000	$877,000
United States dollars	$8,000	$88,000

g)	Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. As the Company has no significant source of cash flows this is a significant risk.

7)	Marketable securities

Pursuant to the terms of the Lease and Option to Purchase Agreement, on 13 January 2011, Valterra issued to the Company 50,000 units consisting of one common share and one share purchase warrant per unit. Each warrant entitles the holder to purchase one common share of Valterra at $0.10 for a five year period. On the date of issue the common shares were valued at $3,268 and the warrants were valued at $1,637 using the Black-Scholes option pricing model with the following assumptions: 2 year term, 99% volatility, risk free interest rate of 1.64% and a dividend rate of Nil.

Pursuant to an amendment of the Lease and Option to Purchase Agreement, on 08 February 2011, Valterra issued to the Company 600,000 units consisting of one common share and one share purchase warrant per unit. Each warrant entitles the holder to purchase one common share of Valterra at $0.10 for a two year period. On the date of issue the common shares were valued at $42,870 and the warrants were valued at $18,301 using the Black-Scholes option pricing model with the following assumptions: 2 year term, 99% volatility, risk free interest rate of 1.64% and a dividend rate of Nil.

As at 31 March 2012, the common shares and warrants of Valterra were revalued at fair market value of $16,627 resulting in an unrealized loss on marketable securities of $1,437. The $2,585 fair value of the warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: 1.46 year term, 135% volatility, risk free interest rate of 1.01% and a dividend rate of Nil.

During the quarter ended 31 December 2012, the Company liquidated all marketable securities resulting in a realized loss of $6,831. The Company still holds a nominal number of warrants issued from Valterra; their value is not material and has not been included in the records of the Company.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

8)	Property and equipment

	Plant and Field Equipment	Furniture and Equipment	Computer Hardware	Asset Under Capital Lease	Total
Cost or Deemed Cost
Balance at 01 January 2011	$39,306	$63,668	$80,002	$38,833	$221,809
Disposals	(23,650)	(17,504)	(8,057)	-	(49,211)
Balance at 31 December 2011	$15,656	$46,164	$71,945	$38,833	$172,598
Balance at 01 January 2012	$15,656	$46,164	$71,945	$38,833	$172,598
Additions	3,056	-	-	-	3,056
Balance at 31 December 2012	$18,712	$46,164	$71,945	$38,833	$175,654
Depreciation
Balance at 01 January 2011	$39,253	$53,722	$63,171	$33,008	$189,154
Depreciation for the year	53	3,267	5,334	5,825	14,479
Disposals	(23,650)	(17,504)	(8,057)	-	(49,211)
Balance at 31 December 2011	$15,656	$39,485	$60,448	$38,833	$154,422
Balance at 01 January 2012	$15,656	$39,485	$60,448	$38,833	$154,422
Depreciation for the year	611	3,712	6,602	-	10,925
Balance at 31 December 2012	$16,267	$43,197	$67,050	$38,833	$165,347
Carrying Amounts
At 01 January 2011	$53	$9,946	$16,831	$5,825	$32,655
At 31 December 2011	$-	$6,679	$11,497	$-	$18,176
At 31 December 2012	$2,445	$2,967	$4,895	$-	$10,307

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

9)	Exploration and evaluation assets

Property acquisition costs	Idaho – Maryland	Buckskin Rawhide & Koegel	Stewart Property	Rozan Gold	Total
Balance at 01 January 2011	$747,219	$25,233	$199,667	$115,301	$1,087,420
Acquisitions	-	13,819	-	(66,076)	(52,257)
Balance at 31 December 2011	$747,219	$39,052	$199,667	$49,225	$1,035,163
Acquisitions	-	420,059	9,052	-	429,111
Balance at 31 December 2012	$747,219	$459,111	$208,719	$49,225	$1,464,274

a)	Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property (“I-M Property”) and surrounding areas in the Grass Valley Mining District, California.

The owners granted to the Company the exclusive right and option to purchase all of the leased property. The property is subject to a 3% Net Smelter Royalty (“NSR”) from production if the property is still being leased. Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price. During the year ended 31 December 2010, the Company extended the lease and option agreement from 01 February 2011, for an additional two years to 01 February 2013. Lease payments during the extension period are $30,000 per quarter. In conjunction with the extension, the lessors agreed to defer payments for 2010 totalling $120,000. Under the terms of the deferral, this amount was added to the purchase price of the I-M Property, the first instalment of which becomes due on 01 February 2013. The $120,000 will be subject to interest calculated at 5.25% compounded annually. Provided that payments are kept current, the Company may purchase the property at any time. The purchase price at 01 February 2013, would be $6,154,717.

On 01 February 2013, subsequent to year ended 2012, the Lease Option to Purchase Agreement for 91 acres of surface rights and 2,750 aces of mineral rights associated with the I-M Property expired. The Company is in negotiations with the owners to extend this Agreement. Refer to note 16 for further details.

b)	Buckskin Rawhide Property, Nevada

In November 2009 the Company entered into a lease and option to purchase agreement to acquire 100% of the rights to the Buckskin Rawhide East mineral claims (46 claims), a gold prospect located near Fallon, Nevada. The Company agreed to lease the property from Nevada Sunrise, LLC subject to the following advance royalty payments: $10,000 annually for the years 2009 to 2011; $20,000 in 2012; $40,000 in 2013, and $60,000 from 2014 to 2019. During the lease period, the Company could conduct exploration and, if warranted, complete a NI 43-101 compliant feasibility study. On completion of the feasibility study, the Company could acquire 100% ownership of the property by paying Nevada Sunrise, LLC an additional amount of $250,000. Nevada Sunrise, LLC was required to use these funds to purchase a retained 25% interest in the property from Maurice and Lorraine Castagne, pursuant to an underlying property agreement, and to transfer that title to the Company. Upon commercial production and after acquisition of 100% interest in the property, Nevada Sunrise, LLC will be entitled to a 2.5% NSR on production from the property. The annual lease payments of $10,000 due in December 2011 and 2010 were paid by the issuance of 106,290 and 49,424 common shares, respectively.

On 11 April 2011, the Company announced it had staked six additional claims, increasing the size of the Buckskin Rawhide East Property to 52 claims.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

On 24 January 2012, the Company signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the PC and RH mineral claims, located 0.3 miles west of Emgold’s existing Buckskin Rawhide Property, in Mineral County, Nevada. The PC and RH claims, called Buckskin Rawhide West, comprise 21 unpatented lode mining claims totalling 420 acres. Pursuant to the lease agreement, advance royalty payments will be payable by the Company to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014, $20,000 in 2015 and $30,000 per year in years 2016 to 2018. Payments may be made in cash or shares, based on the discretion of the Company or the owner, depending on the Year. In 2012, consideration in the amounts of $5,000 cash and $5,000 equivalent in common shares (50,000 shares) was paid, as per the Agreement, upon TSX-Venture Exchange approval.

On 14 and 19 November 2012, the Company announced a series of transactions involving its Buckskin Rawhide East Property in Nevada. The Company announced it had signed an Option Agreement to complete an early buyout of all underlying property rights, including royalty rights, for its Buckskin Rawhide East Property. The Option provides that Emgold will pay two arm’s length parties (Nevada Sunrise LLC and the Castagne) an aggregate of $510,000 to allow the Company to consolidate a 100% interest in the 52 unpatented mineral claims, totalling 835 acres, that make up Buckskin Rawhide East Property. The Company also announced that it had signed an Agreement with Rawhide Mining LLC (“RMC”) pursuant to which the Company would issue to RMC, on a private placement basis, shares and warrants in an amount of CDN$1.0 million, part of which would be used to fund the above transaction. Also pursuant to the Agreement, upon completion of the title transfer of the 100% of the Buckskin Rawhide East Property to Emgold. the Company will subsequently lease the property to RMC. This transaction is occurring in a number of steps.

On 28 December 2012, the Company announced the first step of the above transaction. The first tranche of the private placement was closed for proceeds totalling CDN$465,000. A total of $400,000 from this tranche of the financing was used to acquire a 100% interest in 6 unpatented mining claims and a 75% interest in 40 unpatented mineral claims, including royalty interests, from one of the underlying property owners mentioned above.

On 01 February 2013, Emgold announced the closing of the second step of the above transaction, which included a second private placement, for proceeds of CDN$285,000. The Company is currently working on the third step of the transaction, which will involve the acquisition of the remaining 25% of 40 unpatented mineral claims that make up part of the Buckskin Rawhide East Property. As part of this step, the remaining CDN$250,000 private placement will be completed with RMC, of which $110,000 will be used to acquire the 25% interest.

The fourth and final step with RMC will involve completion of a Lease Agreement. RMC has agreed to lease the Buckskin Rawhide East Property from Emgold based on the following terms:

1.	The Lease Term is 20 years.
2.	Advance royalty payments will be $10,000 per year, paid by RMC to Emgold, with the first payment due at signing and subsequent payments due on the anniversary of the Lease Agreement.
3.	During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing.
4.	RMC will conduct a minimum of US$250,000 in exploration activities by the end of Year 1.
5.	RMC will conduct an additional minimum of US$250,000 in exploration activities by the end of Year 3, for a total of US$500,000 in exploration activities by the end of Year 3.
6.	RMC will have the option of earning a 100% interest in the Property by bringing it into commercial production.
7.
Upon bringing the property into commercial production, RMC will make "Bonus Payments" to Emgold. Bonus Payments will be US$15 per ounce of gold when the price of gold ranges between US$1,200 per ounce and US$1,799 per ounce. If the price of gold exceeds US$1,800 per ounce, the Bonus Payment will increase to US$20 per ounce

8.
After meeting its exploration requirements, should RMC subsequently elect to drop the Property or decide not to advance it, the Property will be returned to Emgold. Should Emgold subsequently advance the Property into production, RMC shall then be entitled to the same type of Bonus Payments as contemplated in 7 above.

The Company has met all commitments on this property as of the year ended 31 December 2012.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

c)	Koegel Rawhide , Nevada

On 13 February, 2013, the Company announced it had signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the RHT and GEL claims, located four miles south of the Company’s Buckskin Rawhide Claims in Mineral County, Nevada. The RHT and GEL claims “Koegel Rawhide Property” comprise 19 unpatented lode mining claims totalling 380 acres. Pursuant to the lease agreement, advance royalty payment will be payable by the Company to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014, $20,000 in 2015 and $30,000 per year in years 2016 to 2018. Payments may be made in cash or shares, based on the discretion of the Company or the owner, depending on the Year. In 2012, consideration payable in the amounts of $5,000 cash and $5,000 equivalent in common shares (50,000 shares) were paid, as per the Agreement, upon TSX-Venture Exchange Approval.

On 15 February 2012, the Company announced it has staked an additional 17 unpatented claims to expand this property to 36 unpatented mineral claims totalling 720 acres.

The Company has met all commitments on this property as of the year ended 31 December 2012.

d)	Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located in British Columbia. The Company holds a 100% interest in the property, subject to a 3.0% NSR. The Company has the right to purchase 66% of the royalty for the sum of CDN$1,000,000 and has the first right of refusal to purchase the remaining 33%.

During the year ended 31 December 2010, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra Resource Corporation (“Valterra”). The Agreement called for cumulative work commitments of $1,000,000 over 5 years, with a commitment of $50,000 in 2010, $200,000 in 2011, and $250,000 in each of years 3 to 5.

In January 2012, after failing to meet its work commitments on the Rozan Gold Property, Valterra announced that it has elected to terminate the Agreement with the Company and the property was returned to Emgold.

e)	Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south eastern British Columbia. The Company holds a 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optionors. The Company has the right to purchase 66% of the royalty for the sum of CDN$1,000,000 and has the first right of refusal to purchase the remaining 33%. The Company has staked 21 claims contiguous to the Stewart Property located in south-eastern British Columbia.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

f)	Exploration and evaluation expenditures

	For the Year Ended 31 December 2012	For the Year Ended 31 December 2011	Cumulative Total of 31 December 2012
Idaho – Maryland Property, California
Geological & geochemical	$279,912	$309,385	$4,977,460
Land lease and taxes	167,244	153,954	1,827,350
Mine planning	77,168	298,995	4,819,000
Transportation	9,330	-	137,580
Community relations	2,380	-	82,941
Assay and analysis	1,023	-	101,163
Site activities	827	-	1,673,217
Drilling	-	-	1,039,920
Consulting	-	-	209,713
Stock-based compensation	42,200	13,166	642,144
Incurred during the year	$580,084	$775,500	$15,510,488
Buckskin Rawhide and Koegel Properties, Nevada
Geological & geochemical	-	26,890	28,165
Site activities	-	1,206	5,116
Incurred during the year	$-	$28,096	$33,281
Rozan Gold Property, BC
Drilling	221,721	-	285,771
Assays and analysis	63,052	-	74,855
Geological & geochemical	33,082	-	156,470
Site activities	175	-	22,219
Transportation	64	-	12,418
Stock-based compensation	-	-	16,055
Trenching	-	-	4,666
Assistance and recovery	-	-	(7,322)
Incurred during the year	$318,094	$-	$565,132
Stewart Property, BC
Drilling	227,913	321,087	1,079,056
Geological & geochemical	53,406	101,844	376,399
Assays and analysis	3,036	60,555	159,748
Claim fees	2,332	-	2,332
Transportation	1,796	10,223	57,857
Site activities	668	9,835	32,013
Stock-based compensation	-	-	16,055
Trenching	-	-	19,318
Assistance and recovery	-	-	(29,692)
Incurred during the year	$289,151	$503,544	$1,713,086
Total Exploration Expenditures	$1,187,329	$1,307,140	$17,821,987

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

10)	Share capital

a)	Authorized

Unlimited - Number of common shares without par value

Unlimited -Number of preference shares without par value

b)	Common shares, issued and fully paid

In December 2012 the Company closed the first tranche of a private placement, issuing 6,642,857 Units at CDN$0.07 per Unit for gross proceeds of CDN$465,000. Each Unit consists of one common share of the Company and one half common share purchase warrant. Each full warrant entitles the holder to purchase, for a period of 24 months, one additional common share at a price of CDN$0.12 per share. No finder’s fees were payable in connection with this part of the financing. The share issued, along with any shares issued upon the exercise of warrants, will be subject to a four month and one day hold period, expiring 29 April 2013.

In December 2011 the Company completed a non-brokered private placement of flow-through units for gross proceeds of $767,750. A total of 5,905,769 units were issued at a price of CDN$0.13 per unit. Each unit consists of one “flow-through” common share of the Company and one half of one common share purchase warrant. Each warrant entitles the holder to purchase, for a period of 18 months, one additional common share of the Company at a price of CDN$0.20 per share. The share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 109% and an expected life of 2 years. The total value ascribed to the share purchase warrants was $117,359. A $NIL flow-through premium related to this private placement.

Finder’s fees of CDN$49,920 and 383,999 finder’s warrants were awarded in relation to the flow-through financing. The finder’s warrants entitle the holder to purchase, for a period of 18 months, one additional common share of the Company - 269,230 are exercisable at a price of CDN$0.15 and 114,769 are exercisable at a price of CDN$0.20. The finder warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 109% and an expected life of 1.5 years. The total value ascribed to the finder's warrants was $18,514. The Company has filed the renunciation of flow-expenditures as required by the Canadian tax authorities.

The Shares issued in connection with these non-brokered private placements, including any issued on the exercise of the warrants, will be subject to a minimum hold period of four months.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

c)	Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares.

Stock option activity during the year is summarized as follows:

Stock option activity	31 December 2012	Weighted average exercise price	31 December 2011	Weighted average exercise price
Balance – beginning of year	2,872,665	$0.23	3,113,998	$1.37
Granted	2,700,000	0.15	-	-
Expired	(603,000)	0.175	(65,500)	0.175
Cancelled and forfeited	-	-	(175,833)	0.21
Balance – end of year	4,969,665	$0.19	2,872,665	$0.23

Details of stock options outstanding as at 31 December 2012 are as follows:

Expiry Date	Exercise Price (CDN$)	31 December 2012	31 December 2011
11 December 2012	$0.175		600,000
12 May 2013	$0.175	97,500	97,500
19 November 2013	$0.175	141,500	143,500
12 July 2014	$0.175	64,000	65,000
17 March 2015	$0.25	466,665	466,665
08 December 2015	$0.25	1,500,000	1,500,000
01 May 2017	$0.15	700,000	-
07 May 2017	$0.15	1,800,000	-
22 May 2017	$0.15	200,000	-
		4,969,665	2,872,665

The outstanding options have a weighted-average exercise price of $0.19 (31 December 2011 - $0.23) and the weighted-average remaining life of the options is 2.51 years (31 Dec 2011 – 2.94) years. As at 31 December 2012, a total of 4,736,332 (31 December 2011 – 2,872,665) of these outstanding options had vested. As at 31 December 2012, none (31 December 2011 – none) of the outstanding options were in the money.

During the year ended 31 December 2011, a total of 405,700 incentive stock options granted to directors, officers, employees and consultants of the Company with exercise prices ranging from CDN$1.00 to CDN$10.00 were re-priced to $0.175 per share. The expiry dates remained unchanged.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

d)	Warrants

Warrant activity during the year is summarized as follows:

Warrant Activity	30 December 2012 (i)	Weighted Average exercise price	31 December 2011(i)	Weighted Average exercise price
Balance – beginning of year	38,508,401	$0.27	21,315,017	$0.35
Issued	3,321,428	0.12	18,054,884	0.16
Exercised	(1,194,101)	0.10	-	-
Expired	(5,139,944)	0.33	(861,500)	1.60
Balance – end of year	35,495,784	$0.25	38,508,401	$0.27
(i)	The number of warrants is expressed in equivalent number of common shares, which may be issuable upon exercise of the warrants.

Issued	Expiry	Exercise Price	31 December 2012	31 December 2011
06 April 2010	06 April 2012	$0.35	-	1,600,000
06 April 2010	06 April 2012	0.25	-	80,000
06 April 2010	23 April 2012	0.35	-	1,400,000
06 April 2010	23 April 2012	0.25	-	112,000
09 September 2010	09 September 2015	0.35	2,813,575	2,813,575
23 September 2010	23 September 2012	0.35	-	5,315,856
23 September 2010	23 September 2013(ii)	0.35	735,714
23 September 2010	23 September 2013(i)	0.15(iii)	3,344,041	-
14 October 2010	14 October 2012	0.35	-	7,836,633
14 October 2010	14 October 2013(i)	0.15(iii)	7,226,142	-
21 December 2010	21 December 2012	0.30(iii)	-	1,136,363
21 December 2010	21 December 2012	0.22(iii)	-	159,090
22 June 2011	22 June 2013	0.25(iii)	2,235,577	2,235,577
22 June 2011	23 June 2013	0.15(iii)	269,230	269,230
28 June 2011	28 June 2013	0.20(iii)	717,308	717,308
28 June 2011	28 June 2013	0.20(iii)	114,769	114,769
18 November 2011	18 November 2013	0.15(iii)	12,156,000	12,156,000
22 December 2011	22 December 2013	0.15(iii)	2,530,000	2,530,000
22 December 2011	22 December 2013	0.15(iii)	32,000	32,000
28 December 2012	28 December 2014	0.15(iii)	3,321,428	-
			35,495,784	38,508,401

(i)
The Company completed a re-pricing and extension of the expiry date of certain existing common share purchase warrants (“warrants”). A total of 11,764,284 warrants, the original exercise price of which was US$0.35, have been re-priced at CDN$0.15 per share and been given a 12 month extension. These re-priced warrants were also able to elect an early conversion option whereby they could convert their warrants to shares at CDN$0.10 per share, if exercised by 31 August 2012. A total of 1,194,101 warrants were exercised at CDN$0.10. No other warrants have been exercised subsequent to the re-price.

(ii)	These warrants were part of the extension as noted above, but were not re-priced.
(iii)	The exercise prices of these warrants are stated in Canadian funds.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the consolidated statement of comprehensive loss as they arise. The Company has issued such share purchase warrants. As a result, these share purchase warrants must be accounted for as a liability. As at 31 December 2012, the Company recorded a warrant liability in the amount of $30,411 (31 December 2011 - $1,079,253). The warrants were valued upon issuance and subsequently revalued on 31 December 2012 using the Black-Scholes option pricing model, with the following assumptions: weighted average risk free rate of 1.13%, volatility factors of 50% - 70% and an expected life of 6 months – 24 months. An unrealized gain on warrant liability of $1,492,098 has been recorded in the consolidated statement of loss and comprehensive loss for the year ended 31 December 2012.

Movement related to the warrant liability is as follows:

	31 December 2012		31 December 2011
Warrant Liability	Number of Warrants(i)	Fair Value	Number of Warrants(i)	Fair Value
Balance – beginning of year	19,350,337	$1,079,253	1,295,453	$111,458
Issued	3,321,428	18,449	18,054,884	588,459
Warrants re-priced	11,764,284	153,075	-	-
Expired	(1,295,453)	-	-	-
Fair value of warrants exercised	(1,194,101)	(3,463)	-	-
Fair market value adjustment (gain)/loss	-	(1,492,098)	-	379,336
Reclassification of warrant liability from warrant reserve	-	275,195	-	-
Balance – end of year	31,946,495	$30,411	19,350,337	$1,079,253

(i)	Number of warrants priced in the Canadian Dollar

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

e)	Stock-based compensation

For the years ended 31 December 2012 and 31 December 2011, the Company issued stock options to its directors, officers, employees, and consultants and recognized stock-based compensation as follows:

	31 December 2012	31 December 2011
Total options granted	2,700,000	405,700	(i)
Average exercise price	$0.15	$0.175
Estimated fair value of compensation	$130,701	$58,797
Estimated fair value per option	$0.05	$0.19

The fair value of the stock-based compensation of options to be recognized in the accounts has been estimated using the Black-Scholes Model with the following weighted-average assumptions:

	31 December 2012	31 December 2011
Risk free interest rate	1.20% - 1.60%	1.68%
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	112%	101%
Expected option life in years	5	2.18
Expected maturity rate	70-100%	70-100%

Stock-based compensation for the options that vested during the year is as follows:

	31 December 2012	31 December 2011
Number of options vested	2,466,667	-
Compensation recognized	$130,701	$58,978

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

11)	Related party transactions

Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

Related Party Disclosure
Name and Principal Position	Period (i)	Remuneration or fees(ii)	Share-based awards
CEO and President - management fees	2012	$185,000	$40,598
	2011	185,000	-
A company of which the CFO is a director (iii) – management fees	2012	12,095	-
	2011	-	-
A company of which the CFO is a director (iii) – accounting	2012	4,089	-
	2011	-	-
759924 Ontario Ltd. (iv) – consulting fees	2012	24,400	10,826
	2011	42,634	-
Quorum Management	2012	139,250	-
	2011	186,109	-
Directors	2012	-	40,580
	2011	-	-
i)	For the year ended 31 December 2012 and 2011.
ii)	Amounts disclosed were paid or accrued to the related party.
iii)	A company of which the CFO, Grant T. Smith, is a director.
iv)	A company of which a director, Kenneth Yurichuk, is a director.

At 31 December 2012, fees of $462,767 (2011 – $244,033) payable to David Watkinson; fees of $14,022 (2011 – $Nil) payable to Clearline; fees of $27,286 (2011 – $7,997) payable to 759924 Ontario Ltd.; and fees of $Nil (2011 – $28,531) refundable from Quorum Management and Administrative Services Inc. were included in accounts payable or due to related parties. Also, amounts of $12,756 (2011 – $40,033) are receivable from Stephen Wilkinson at the year-end date.

During the year the Company received services from Quorum Management and Administrative Services Inc. (“Quorum”); refer to note 15 for further details.

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment. These transactions occurred in the normal course of operations and are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

12)	Segmented disclosure

The Company operates in one operating segment, which is the acquisition, exploration, and development of mineral property interest. The following table provides segmented disclosure on assets and liabilities as reviewed by management regularly:

Rounded to 000’s	Canada	United States	Total
31 December 2012
Current assets	$157,000	$25,000	$182,000
Long-term Assets
Property and equipment	-	10,000	10,000
Resource properties acquisition costs	717,000	747,000	1,464,000
Other	18,000	3,000	21,000
Liabilities
Current liabilities	(513,000)	(582,000)	(1,095,000)
Warrant liability	$(30,000)	$-	$(30,000)
31 December 2011
Current assets	$1,069,000	$47,000	$1,116,000
Long-term Assets
Property and equipment	-	18,000	18,000
Resource properties acquisition costs	288,000	747,000	1,035,000
Other	26,000	3,000	29,000
Liabilities
Current liabilities	(107,000)	(357,000)	(464,000)
Warrant liability	$(1,079,000)	$-	$(1,079,000)

13)	Capital disclosures

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as share capital.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is in the business of mineral exploration and has no source of operating revenue. Operations are financed through the issuance of capital stock or liability instruments. Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs. The Company is not subject to any externally imposed capital restrictions. Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities. The Company’s objectives have not changed during the year ended 31 December 2012.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

14)	Deferred taxes

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of operations for the years ended 31 December 2012 and 2011:

	31 December 2012	31 December 2011
Loss before income taxes	$(375,731)	$(2,338,060)
Statutory income tax rate	25.00%	26.50%
Expected tax recovery	(93,933)	(619,586)
Differences resulting from:
Non-deductible items	33,272	411,586
Change in estimates	(234,880)	-
Share issuance costs	(3,113)	-
Change in fair value of warrant liability	(110,814)	277,000
Change in enacted tax rate	249,003	(42,300)
Differences in foreign exchange rates	-	673,700
Foreign tax rate difference	(64,841)	197,600
Change in deferred tax asset not recognized	225,306	(898,000)
Provision for income taxes	$-	$-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Deferred tax assets at 31 December 2012 and 2011 are comprised of the following:

	31 December 2012	31 December 2011
Fixed assets	$56,311	$64,891
Mineral properties	6,799,599	7,141,606
Financial instruments	10,095	-
Financing costs	79,579	106,689
Capital losses	4,934	45,129
Non-capital losses	8,594,955	8,010,955
Investment tax credits	73,344	24,242
	15,618,817	15,393,512
Deferred tax asset not recognized	15,618,817	15,393,512
Net deferred tax asset (liability)	$-	$-

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

The Company has non-capital loss carryforwards of approximately $10,487,095 which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Year of Expiry	Taxable Loss
2014	$983,024
2015	1,727,884
2026	1,569,577
2027	1,852,381
2028	1,170,217
2029	1,128,429
2030	728,100
2031	801,494
2032	525,988
Total	$10,487,095

In addition, the Company has capital losses of approximately $39,471, which may be carried forward indefinitely to reduce future capital gains.

The Company has net operating loss carryforwards of approximately $17,605,344 which may be carried forward to apply against future year income tax for US tax purposes, as follows:

Year of Expiry	EMU	IM	GB	Total
2017	$-	$966,432	$-	$966,432
2018	-	419,779	-	419,779
2019	-	363,828	-	363,828
2020	1,774	266,513	-	268,287
2021	1,173	153,755	-	154,928
2022	23,703	289,940	-	313,643
2023	25,932	228,989	-	254,921
2024	1,086,121	546,964	887	1,633,972
2025	137,391	918,706	113,114	1,169,211
2026	88,741	975,106	355,087	1,418,934
2027	70,479	1,371,071	510,174	1,951,724
2028	25,444	1,973,795	480,772	2,480,011
2029	18,319	1,316,443	513,341	1,848,103
2030	10,269	1,690,173	540,137	2,240,579
2031	8,653	(203,759)	505,384	310,278
2032	3,935	1,326,141	480,638	1,810,714
Total	$1,501,934	$12,603,876	$3,499,534	$17,605,344

The deferred tax assets have not been recognized because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which that Company can utilize such deferred tax assets.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

15)	Contingent liability

During the year the Company received services from Quorum Management and Administrative Services Inc. (“Quorum”). Quorum is a private company held jointly by the Company and other public companies, created to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company. In April 2012, the partners of Quorum made the decision to wind up its administrative operations effective 31 August 2012. Management is aware of the possibility that there may be a future cost associated with the conclusion of this agreement. At the year ended 31 December 2012 and at the date of this report, the Company is unable to make a reliable estimate of the cost or likelihood of them being incurred. Accordingly, no provision has been made in these consolidated financial statements.

16)	Subsequent events

Subsequent to the 31 December 2012 year end, the Company’s current extension of the Lease and Option to Purchase Agreement (the “BET Agreement”) expired on 01 February 2013. The BET Agreement, signed in 2002, originally had a five year term. It has been extended three times to date, in two year increments, with the last extension taking effect on 01 February 2011. The Company is currently in discussions with the BET Trust to extend and/or negotiate a new agreement, which would cover the lease and option to purchase of approximately 2,750 acres of mineral rights and 91 acres of surface rights associated with the Project. Refer to note 9 of these consolidated financial statements.

On 01 February 2013, the Company announced that it closed a previously reported private placement for gross proceeds of CDN $285,000. The private placement involved the issuance of 5,700,000 units ("Units") to RMC at a price of CDN$0.05 per Unit. Each Unit consists of one common share (a "Share") of the Company and one half of one non-transferable share purchase warrant. Each full warrant entitles RMC to purchase, for a period of 24 months, one additional Share at a price of CDN$0.12. The Shares are subject to a minimum hold period of four months plus one day, expiring 02 June 2013. No finder’s fees were paid as part of this private placement. Refer to note 9 of these consolidated financial statements.

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